EXHIBIT 99.1

Ascentage Pharma to Report Full Year 2024 Financial Results and Provide Corporate Update on March 27, 2025

ROCKVILLE, Md. and SUZHOU, China, March 12, 2025 (GLOBE NEWSWIRE) -- Ascentage Pharma (NASDAQ: AAPG; HKEX: 6855), a global biopharmaceutical company engaged in discovering, developing, and commercializing therapies to address global unmet medical needs primarily for hematological malignancies, today announced that it will release full year 2024 financial results, and provide an update on recent developments on March 27, 2025 at 7:00 am Eastern Daylight Time (EDT) / 7:00 pm Hong Kong Time (HKT).

Analysts and investors are invited to join a conference call and audio webcast presentation with Q&A, conducted by the Ascentage management team.

The English conference call and webcast will be held at 8:00 am EDT / 8:00 pm HKT on March 27, 2025. To access the English conference call, please register in advance here to obtain a local or toll-free phone number and your personal pin.   A live webcast of the English conference call will be available on the Ascentage Pharma website at: Full Year 2024 Financial Results.

Ascentage will host a Chinese (Mandarin) investor event at 9:30 am HKT on Friday, March 28, 2025 (9:30 pm EDT on Thursday, March 27, 2025), which will also be available simultaneously via conference call and webcast.  To access the Chinese investor event or conference call, please register in advance here.

The webcast replay for both conference calls will also be available on the News & Events page of the Ascentage Pharma website and will be archived for 30 days.

About Ascentage Pharma

Ascentage Pharma is a global, integrated biopharmaceutical company engaged in discovering, developing and commercializing therapies to address global unmet medical needs primarily in hematological malignancies. Ascentage Pharma has been listed on the Main Board of the Stock Exchange of Hong Kong Limited with the stock code 6855.HK since October 2019 and has also been listed on the Nasdaq Global Market under the ticker symbol “AAPG” since January 2025.

Contacts

Investor Relations
Hogan Wan, Head of IR and Strategy
Ascentage Pharma
Hogan.Wan@ascentage.com
+86 512 85557777

Stephanie Carrington
ICR Healthcare
Stephanie.Carrington@icrhealthcare.com
(646) 277-1282

Media Relations
Sean Leous
ICR Healthcare
Sean.Leous@icrhealthcare.com
(646) 866-4012